

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3030

DIVISION OF
CORPORATION FINANCE

November 22, 2011

Via Facsimile
Keith Diakiw
Chief Executive Officer
Power Oil & Gas Inc.
104 – 1240 Kensington Road N.W.
Calgary, Alberta
Canada T2N 3P7

      **Re:    Power Oil & Gas Inc.**
             **Form 20-F for the Fiscal Year ended December 31, 2010**
             **Filed June 30, 2011**
             **File No. 333-137571**

Dear Mr. Diakiw:


We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               /s/ Jeffrey Jaramillo

                               Jeffrey Jaramillo
                               Accounting Branch Chief